NEWS RELEASE

70% of Wheaton River Shares Purchased by Goldcorp to date

Toronto, Ontario - February 18, 2005 - GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce that approximately 403,165,952 Wheaton River common shares, representing approximately 70% of the total outstanding Wheaton River common shares, which were tendered to Goldcorp's Offer by February 14, 2005, were paid for and acquired by Goldcorp on February 17, 2005.

As previously announced on February 14, 2005, Goldcorp has extended the Offer expiry date to give the remaining Wheaton River shareholders more time to tender. THE LAST DAY FOR WHEATON RIVER SHAREHOLDERS TO TENDER THEIR SHARES IS NOW 5:00PM TORONTO TIME ON FEBRUARY 28, 2005.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has

NO DEBT, a Large Treasury, positive Cash Flow and Earnings and pays a Dividend twelve times a year! GOLDCORP is UNHEDGED and currently withholds one-third of annual gold production in anticipation of higher gold prices. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact: Corporate Office:

Ian J. Ball	145 King Street West
Investor Relations	Suite 2700
Telephone: (416) 865-0326	Toronto, Ontario
Toll Free: (800) 813-1412	M5H 1J8
Fax: (416) 361-5741	website: www.goldcorp.com
e-mail: info@goldcorp.com

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed the following documents with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a take-over bid circular and (2) a notice of special meeting of Goldcorp shareholders and management information circular. Goldcorp has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a registration statement and prospectus and (2) a tender offer statement (which includes as an exhibit the notice of special meeting of Goldcorp shareholders and management information circular). Wheaton River has filed a directors' circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Goldcorp's offer. Wheaton River investors and shareholders are strongly advised to read the Goldcorp registration statement and prospectus, the Goldcorp tender offer statement and the Wheaton River solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Investors and shareholders may obtain free copies of the documents described above at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. Free copies of the following documents can also be obtained by directing a request to Goldcorp at the address referred to below: (1) the Goldcorp take-over bid circular, (2) the related letter of transmittal, (3) the Goldcorp registration statement and prospectus, (4) the Goldcorp tender offer statement, (5) the Wheaton River directors' circular and (6) certain other documents.